Filed by Calumet Specialty Products Partners, L.P.

Commission File No.: 000-51734

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calumet, Inc.

Registration No.: 333-277682

click to e Calumet Analyst Day Great Falls, MT April 18, 2024

Cautionary Statements Forward-Looking Statements This Presentation has been prepared by Calumet Specialty Products Partners, L.P. (the “Company,” “Calumet,” “we,” “our” or like terms) and Montana Renewables, LLC (“MRL”) as of April 18, 2024. The information in this Presentation includes certain “forward-looking statements.” These statements can be identified by the use of forward-looking terminology including “may,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “continue” or other similar words. The statements discussed in this Presentation that are not purely historical data are forward-looking statements. These forward-looking statements discuss future expectations or state other “forward-looking” information and involve risks and uncertainties. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in our most recent Annual Report on Form 10-K and other filings with the SEC. The risk factors and other factors noted in our most recent Annual Report on Form 10-K and other filings with the SEC could cause our actual results to differ materially from those contained in any forward-looking statement. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the foregoing. Existing and prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Presentation. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This Presentation relates to the proposed corporate reorganization (the “Transaction”) between Calumet and Calumet Inc., a newly formed Delaware corporation (“New Calumet”). This Presentation may be deemed to be solicitation material in respect of the proposed Transaction. The proposed Transaction will be submitted to Calumet’s unitholders for their consideration. In connection with the proposed Transaction, Calumet and New Calumet have prepared and filed with the SEC a registration statement on Form S-4 (the “Form S-4”) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to Calumet’s unitholders in connection with Calumet’s solicitation of proxies for the vote of Calumet’s unitholders in connection with the proposed Transaction and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to equityholders of Calumet and Calumet GP, LLC, the general partner of Calumet (the “General Partner”), in connection with the completion of the proposed Transaction. Calumet and New Calumet may file other relevant documents with the SEC regarding the proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to Calumet’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Calumet or New Calumet with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Calumet at www.calumet.com or by directing a written request to Calumet at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214. Participants in the Solicitation Calumet, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Transaction. Information regarding the General Partner’s directors and executive officers is available in Calumet’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (the “Annual Report”). To the extent that holdings of Calumet’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained, or will be contained, in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Transaction filed or to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. Non-GAAP Financial Measures Adjusted EBITDA and net recourse debt are non-GAAP financial measures provided in this Presentation. Reconciliations to the most comparable GAAP financial measures are included in the Appendix to this Presentation. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income (loss) or other financial measures prepared in accordance with GAAP. © 2024 Calumet Specialty Products Partners, L.P. 2

Tax Disclosures No Advice This Presentation has been prepared by Calumet as of April 18, 2024. This Presentation has been prepared for informational purposes only and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. Calumet unitholders should consult their own tax and other advisors before making any decisions regarding the proposed transaction Important Notice The information reflects the application of various assumptions and conventions, as disclosed by Calumet to you in various SEC filings and other offering documents. Calumet may provide disclosures of certain of these assumptions and conventions in the preparation of Calumet’s tax return as warranted to the Internal Revenue Service and/or other taxing authorities. We suggest that you refer to the appropriate federal and state income tax laws, instructions, SEC filings, and other offering documents, and that you consult with your personal tax advisor with any questions. You should discuss with your tax advisor whether the treatment of any items in this Presentation may subject you and/or your tax advisor to a penalty by a taxing authority and the need to adequately disclose any items in order to avoid such penalty. This Presentation is provided for your general guidance. The information herein is not intended to be, nor should it be construed as the basis of tax advice. The tax information discussed in this Presentation is based on existing federal and state laws and regulations as interpreted by Calumet. Before undertaking any tax filing, we strongly suggest that you refer to the appropriate federal and state income tax laws and consult with your personal tax advisor. Qualified Notice Notice Pursuant to Treasury Regulation Section 1.1446-4(b)(4) by Calumet. This statement is intended to serve as qualified notice to nominees under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat 100% of Calumet’s distributions to foreign investors as being attributable to income that is effectively connected with a United States trade or business. Therefore, distributions to foreign investors are subject to federal income tax withholding at the highest applicable effective tax rate. Nominees, not Calumet, are treated as the withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

Today's Agenda

Introduction....Todd Borgmann
Specialties Update....Scott Obermeier
Montana Renewables (MRL) Update....Bruce Fleming
Corporate Priorities....David Lunin
Closing Remarks....Todd Borgmann
Q&A Session
Site Tour



Todd Borgmann
CEO



Scott Obermeier
EVP, Specialties



Bruce Fleming
EVP, Montana/Renewables and Corporate Development



David Lunin
EVP, CFO

© 2024 Calumet Specialty Products Partners, L.P.

4

Welcome Introduction 2022 Analyst Site Visit © 2024 Calumet Specialty Products Partners, L.P. 5

Calumet Strategic Progress Key Milestones Strategic Objectives 2024 ï,§ $260.5 million of FY’23 Adjusted EBITDA(1) ï,§ Multiple near-term value-enhancing catalysts in 2024ï,§ Advanced Specialties commercial leadership position ï,§ Demonstrate the competitive advantage of Montana with 5th straight year of margin growth Renewablesï,§ Commissioned MRL and de-risked core elements of ï,§ Capture DOE Loan business strategy in FY’23—Ability to purchase advantaged feedstock—Supports final investment decision on MaxSAF—Advantaged product placement into Canada and expansion project West Coast and SAF early mover ï,§ Execute conversion of Calumet to C-Corp and broaden—De-risked MRL technology Calumet’s investor base—Became the largest Sustainable Aviation Fuel ï,§ Maximize value of MRL for unitholders (SAF) producer in North America; plans to expandï,§ Announced intent to convert to C-Corp (1) See appendix to this presentation for GAAP to Non-GAAP reconciliations © 2024 Calumet Specialty Products Partners, L.P. 6

Strategic Milestones Reached: 3 Near-Term Catalysts Remain 2020 2021 2022 2023 Near-Term Catalysts ï,§ MRL Vision ï,§ MRL ï,§ Startup of ï,§ Complete startup ï,§ Demonstrate MRL earnings Created financing RDU of Renewable power and competitive and Hydrogen, advantage constructionï,§ Warburg Pretreater, Pincus and SAFï,§ Potential DOE Loan / Montana Renewables partnership MaxSAF ï,§ Steam drum leak Potential monetization of MRL and repairï,§ ï,§ Resilience of ï,§ Launched ï,§ Record ï,§ Accomplished five ï,§ Continued demonstration Specialties 3-year CCC specialties years of specialties of growth through business program in year margin growth commercial excellence and demonstrated Shreveport multi-year reliability Specialties in Covidï,§ Reorganized PB investment and SPS segments © 2024 Calumet Specialty Products Partners, L.P. 7

Two Growing, Advantaged Businesses ï,§ Strong cash flow generation expected from both Specialties and Montana Renewables in Q2 and forward -Successful Shreveport turnaround at end of Q1’24 -Old, expensive feed processed at Montana Renewables in Q1’24ï,§ Specialties multi-year track record of differentiated success provides strong and steady cash flow for deleveraging -Flexible, integrated supply chain with best of breed customer base has proven successful across the business cycle -Commercial excellence driving multi-year track record of margin growth -Investments in Shreveport reliability provide additional near-term opportunity -Growth capital has intentionally not been deployed, but a stack of strong IRR projects exist as post deleveraging opportunityï,§ Montana Renewables fully demonstrating its competitive advantaged in a current priced feed environment provides growing cash stream as industry margins stabilize -Demonstrated commercial and logistics advantage -Derisked technology ï,§ DOE and MaxSAF project present meaningful growth opportunity © 2024 Calumet Specialty Products Partners, L.P. 8

click to e Specialties Overview Specialty Products & Solutions Segment / Performance Brands Segment

Best in Class Specialties Business ï,§ Leading specialty products company with demonstrated earnings Specialties Material Margin ($/BBL) power, strong free cash flow, and identified growth opportunities $90 $80 ï,§ Unique, prominent customer base, brands, and assets that perform through all economic cycles $70 $60 ï,§ Industry leading integration and operational flexibility – 18% of $50 our production volumes are upgraded through our integrated $40 network $30 ï,§ Business transformation led by Commercial Excellence 2019 2020 2021 2022 2023 Material Margin (SPS Specialty + PB) programs have delivered five consecutive years of Specialties material margin growth Customer Satisfactionï,§ Diversified customer base and product offerings across multiple industries and markets approached with our innovative, customer-centric cultureï,§ $250-$300MM of estimated annual mid-cycle restricted group Adjusted EBITDA (1)ï,§ Strong historical generator of cash flow from operations (1) Includes SPS, PB, CMR and Corporate © 2024 Calumet Specialty Products Partners, L.P. 10

Superior Customer & Market Diversification Transportation Diversified customers, end markets, and products provide margin growth and downside stability for Chem Mfg SPS & PB across all business cycles General More than half of Industrial SPS customers Life Sciences Specialty buy across Products & 1,900 PRODUCTS multiple product Solutions (1) segments Natural Resources Coatings & Adhesives Consumer Goods 3,000 CUSTOMERS Commercial Vehicle Consumer—Greases, Lubes, Power Sports Retail—Home & CUSTOMER PB segment Garden 13,000 LOCATIONS serves highly diversified Performance Brands (PB) COUNTRIES industrial Industrial -customers Lubes, Greases, 85 WORLDWIDE Fluids PCMO (1) Excludes Fuels revenue. 11

Industry Leading Integrated Plants at Scale Specialty Product Yield (BPD)(1)(2) 25,000 NW Louisiana complex provides 20,000 unique processing capabilities 15,000 10,000 5,000 0 Calumet Louisiana Competitor facilities Northwest Louisiana Upgrading and Blending Base Production â– Base Oils â– Gels â– Finished Lubricants â–Solvents â– Petrolatum â– Ag Spray Oils â– Waxes â–Process Oils â– Engineered Fuels â– Esters â– Ink Oils â–Synthetic Basestocks â– Specialty Asphalt â– Drilling Fluids â–Isoparaffinics â– Transportation Fuels Downstream specialties carry 2x NW Louisiana refinery complex profit levels anchors Specialties business 1. Source: Baker & O’Brien (solvents + base oils + asphalt) 2. For manufacturing plants that produce over 20% of specialty products (solvents + base oils + asphalt) vs. throughput capacity 12

Performance Brands – Positioned to Win ï,§ Leading brands and a loyal customer baseï,§ Location and integration provides significant commercial and raw material flexibilityï,§ Excellent positioning in multiple growth markets aligned to global megatrendsï,§ Early stages of Commercial Excellence program High Growth Markets Reliability Sustainability High Performance Diversified 13

Calumet Specialties – Durable Cash Generation Strong cash flow generation provides cash for deleveraging Innovation & Sustainability Continue to aggressively drive integration opportunities Ongoing progress implementing proven Commercial Excellence strategy Focused on accelerating product innovation Numerous products with sustainable attributes in initial commercial acceptance stage Diversified customer base provides commercial growth potential Fuel byproducts provide feedstock optionality and additional upside margin Post deleveraging, both organic and inorganic growth capital opportunities exist © 2024 Calumet Specialty Products Partners, L.P. 14 click to e Montana Renewables Overview

MRL Key Highlights Strategically Differentiated North American RD / SAF Producer 1 State-of-the-Art Facility In Service — Competitive Advantage in Renewable Diesel 2 Strategic Proximity to Advantaged Low-C.I. Feedstocks 3 Logistics reach all Low Carbon Markets in the Canada, Pacific Northwest, and Midwest 4 Agile Strategic Planning: Ideation to Execution in 3 Years 5 Today we are the Western Hemisphere’s largest SAF Producer © 2024 Calumet Specialty Products Partners, L.P. 16

1 Competitive Advantages in Renewable Diesel ï,§ Feedstock flexibility and access—Pretreatment capability—Location ï,§ Proximity to end marketsï,§ SAF yieldï,§ Scale and operating efficiencies—Size—Experienced operations & commercial—Technology (pretreatment and catalyst) © 2024 Calumet Specialty Products Partners, L.P. 17

1 Competitive Advantage ï,§ Low score wins—MRL expected to be Historical soybean index competitively advantaged, beginning with lower cost logistics ï,§ SAF provides additional advantage ï,§ MRL breakeven industry index currently at ~$0.85/gal and progressing to $0.70/gal MRL by year end through operational efficiencies (1) Industry Index Margin = LCFS + D4 Rin * 1.7 + BTC + CARB Diesel – CBOT Soybean Oil (2) Sources utilized: OPIS, Darling Ingredients public filings, Methanex, EIA, McQuilling Services LLC, The Jacobsen, Bloomberg, Iowa State University, University of Illinois © 2024 Calumet Specialty Products Partners, L.P. 18

1 Competitive Advantage ï,§ Is EPA using their low 2023-25 RVO target to shut down small farmers’ biodiesel? ï,§ The 2007 EISA mandated 20 billion gallons of advanced (non-ethanol) renewables, vs ~ 6 billion current supplyï,§ 2 billion gallons per year of existing biodiesel is at risk, which hurts farmers and the energy transitionï,§ Response to lower margin index already coming from: Recent soybean index—Competitive market changes—Collapsing ag commodities prices—Incremental BD capacity shutdown—RD capacity cannibalized into SAF—Demand growth—CARB LCFS acceleration—Additional LCFS geographies opt-in—State & global mandates and incentives—Legislative response on behalf of ag sector (1) Sources utilized: OPIS, Darling Ingredients public filings, Methanex, EIA, McQuilling Services LLC, The—EPA increasing its non ethanol RVO Jacobsen, Bloomberg, Iowa State University, University of Illinois © 2024 Calumet Specialty Products Partners, L.P. 19

2 MRL Proximity to Feedstocks

CALUMET
SPECIALTY PRODUCTS PARTNERS, L.P.

Current Access is to >10x Required Feedstock Results in Pricing Advantages and Supply Visibility

MRL's Feedstock and Heavy Rail Adjacencies Offer Short Supply Chains and Significant Competitive Advantages


Distiller's Corn Oil

Distillers' Corn Oil (DCO) is a byproduct of the production of ethanol from corn, extracted from the distillers' dried grains with solubles (DDGS), a high-protein byproduct of the ethanol production process.


Canola

Canola oil is an attractive feedstock for production because it has a high yield per acre and is immediately adjacent to MRL.


Tallow

A waste byproduct of the meat production industry, tallow is obtained from rendering the fatty tissues of cattle, pigs, and other livestock. Offers similar renewable product yields as other feedstocks.


Camelina Oil

Camelina is a fast-growing, drought-resistant oilseed crop that is well-suited to cover crop and pulse crop cultivation in regions with challenging climates and soils. Off-season growth vs commercial crops means it doesn't attract an indirect land use charge. MRL believes it is the only current user of this non-food seed oil of the future.


Vancouver
Edmonton
Calgary
Saskatoon
Regina
Winnipeg
MRL in Great Falls, MT
Canola Growing Density
Cattle Ranching Density
Camelina Growing Density
Soybean Growing Density
BNSF Northern Transcon Line (portion in MT is Known as the Hi-Line)
Net Tons (millions) (1)
15-50
50-100
>100

MRL direct access to "heavy rail" (greater than 15MM tons) at lowest collective cost to all LCFS markets

Natural purchaser of choice for canola oil, tallow and Camelina oil

(1) Excludes light rail lines below 15 million net tons per year.

© 2024 Calumet Specialty Products Partners, L.P.

20

2 Long-Term Expectation of Stable Margins w Pretreater Renewable Diesel Industry Index Margin, $/gal $9.00 $9.00 $8.00 $8.00 $7.00 $7.00 $6.00 $6.00 $5.00 $5.00 $4.00 $4.00 $3.00 $3.00 $2.00 $2.00 $1.00 $1.00 $- $- $(1.00) $(1.00) $(2.00) $(2.00) $(3.00) $(3.00) $(4.00) $(4.00) $(5.00) $(5.00) $(6.00) $(6.00) $(7.00) $(7.00) 4/10/16 4/10/17 4/10/18 4/10/19 4/10/20 4/10/21 4/10/22 4/10/23 4/10/24 OPIS LA Carb No.2 D4 RIN x 1.7 BTC CA LCFS Crude SBO Crude SBO Margin Degummed SBO Margin RBD SBO Margin © 2024 Calumet Specialty Products Partners, L.P. 21

② Individual Feed Classes Currently Better Than Soy

- Soy oil is ~half the feed supply to BD plus RD capacity and makes a widely used benchmark
- Corn oil (DCO) and tallow (TAL) are normally, but not always, preferred to soybean and canola oil (SBO, CAN)
- Volatility and rotation among feed classes can help/hurt by 50 cents per gallon over a shorter time frame
- Recent soybean index margin is in the $1.20/gal range, well off historical average of $2/gal
- When will it revert to mean?


Renewable Index
Day of Refining Margin, $/gal
1/1/16
1/1/17
1/1/18
1/1/19
1/1/20
1/1/21
1/1/22
1/1/23


Industry Index Margin, $/gal
$3.00
$2.00
$1.00
$-
04/10/23
07/10/23
10/10/23
01/10/24
04/10/24
Dirty Corn Oil
Bleachable Tallow
Degummed Canola
Crude Soybean
Crude SBO Margin ~$1.20

© 2024 Calumet Specialty Products Partners, L.P.

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3 Dynamic Product Placement into Multiple LCFS Geographies with Discrete Pricing Dynamics

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

Low Carbon Fuel Standards (LCFS)

- State programs assign a Carbon Intensity ("CI") score to each fuel based on the fuel's lifecycle GHG emissions. Lower CI scores are better / more valuable
- Credit value varies based on (1) CI of RD feedstock and (2) time
  - Baseline CI decreases over time requiring lower CI to generate same value
- California, Oregon, Washington and Canada host current programs

Logistics Costs to LCFS Markets Lower for MRL

Product Rail Rates ($ / gal)	From Great Falls	From USGC[(1)]
To Vancouver, BC	$0.27	$0.39
To Calgary, AB	$0.26	$0.55
To Seattle	$0.25	$0.50
To Los Angeles	$0.37	$0.47

In addition to LCFS, new SAF mandates and incentives continue to increase: Singapore, Illinois, and EU

Expanding LCFS Markets

- California, Oregon, Washington, British Columbia and (separately) Canada have existing LCFS programs
- Multiple states have proposed future LCFS regulations



British Columbia LCFS
10% CI reduction from 2010 levels by 2020
20% CI reduction required by 2030
Washington (Passed)
Signed into law May 17, 2021; Start Jan. 2023
10% CI reduction from 2017 levels by 2028
20% CI reduction by 2038
Oregon Clean Fuels Program
10% CI reduction from 2015 levels by 2025
California LCFS
10% CI reduction from 2010 levels by 2020
20% CI reduction required by 2030
About to accelerate
Canada
Started July 2023
12-point CI reduction by 2030
LCFS Passed (In Effect)
Future LCFS Proposed
GHG Emission Goal

(1) Per gallon incentives for renewable diesel based on MRL projections from 2022 through 2026.
(2) Excludes light rail lines below 15 million net tons per year.

© 2024 Calumet Specialty Products Partners, L.P.

23

3 SAF ï,§ Montana Renewables is the larger of only two SAF producers in the western hemisphereï,§ North American air carriers are generally aligning on “10% SAF by 2030”ï,§ Sourcing SAF volumes is a global challenge—Near term increases can only come from retrofitting distillation recovery of SAF out of RD ï,§ SAF must price above RD, or it will simply be left in the RD pool—EU premium over RD is running ~USD $3/gal to attract supply 30-40 Years Growth Required for Net Zero Targets 120,000 Annum 100,000 Visible World SAF SupplyPer 80,000 5,000 4,500 Gallons 60,000 Annum 4,000 40,000 Per 3,500 MM 20,000 3,000 2,500 0 Gallons 2,000 2025 2030 2035 2040 2045 2050 MM 1,500 1,000 500 0 2023 2024 2025 2030 Source:Neste investorpresentation;Demandbasedon ~48 countries/ states / airports with mandatesand incentives /programs.(2) IATA Fly net zero. © 2024 Calumet Specialty Products Partners, L.P. 24

4 Agility ï,§ MRL went from ideation to execution in 3 yearsï,§ De-risked supply chain – proven ability to source advantaged feedï,§ De-risked technology – proven the IP and technology ï,§ Partially proven economics prior to steam leak—July 2023 achieved $15 million in Adj. EBITDA ï,§ Next step: demonstrate clean 2Q2024 at MRL—Plant running well since December 2023 restart—Old, expensive feedstock has been processed in Q1’24 © 2024 Calumet Specialty Products Partners, L.P. 25

4 2023 Expansion and Commissioning Experience ï,§ First half 2023: Sequential commissioning and shake down of new MRL assetsï,§ July 2023: Demonstrated normal operations and strong earnings capabilities of MRLï,§ August to November 2023: Half rate while undertaking steam drum replacementï,§ December 2023: Resumed normal operationsï,§ Q1’24: pulled old, expensive feed through the systemï,§ Today: operating at plan and expect to demonstrate our competitive advantage © 2024 Calumet Specialty Products Partners, L.P. 26

5 MaxSAF Update ï,§ DOE engagement proceeding as likely source of financingï,§ Engineering proceeding—Capacity increase—SAF yield flexibility to optimize between SAF and RD ï,§ Key long lead item (new second reactor) receivedï,§ MRL’s location advantages for RD are true for SAF—Feedstock advantage, proximity to end markets including Canada, distribution optimization across multiple LCFS geographies © 2024 Calumet Specialty Products Partners, L.P. 27

click to e Corporate Priorities

Corporate Financial Priorities 11. Reduce leverage and strengthen balance sheet ï,§ Senior Notes due 2025 with no call protection represent efficient path for deleveraging ï,§ Multiple levers to pay down debt 22. Continue to execute on Specialties cash flow generation strategyï,§ Highly generative specialty business covers fixed charges for Calumetï,§ Continued commercial excellence and ongoing Shreveport operational improvementï,§ Upon deleveraging, multiple high IRR projects exist to fuel future growth 33. Optimize MRL operationsï,§ Continue to run plant > 12K/bpdï,§ Old, expensive feedstock has been processed as expected in Q1’24ï,§ Harness full power of pre-treater unit; improves optionality to process both “clean” and “dirty” feedstock 44. Execute MaxSAF expansionï,§ Continue to focus on capturing DOE loan © 2024 Calumet Specialty Products Partners, L.P. 29

C-Corp Conversion Remains on Track for Mid-Year 2024 Actions Status/Expected Timing ï,§ In November 2023, conversion agreement with our General Partner following the â^š recommendation and special approval of the Conflicts Committee of the Board of Directors ï,§ In February 2024, entered into an agreement that sets forth the terms of our previously â^š announced C-Corp conversion to a new Delaware corporation, Calumet Inc. ï,§ Form S-4 filed with SEC â^šï,§ Expect to file final S-4 pending SEC clearance and begin mailing proxy statement to Q2’24 unitholders ï,§ Expect to schedule unitholder vote on C-Corp conversion and related matters Q2’24 ï,§ Expect to convert to C-Corp structure following unitholder approval June / July ‘24 © 2024 Calumet Specialty Products Partners, L.P. 30

Focused on Debt Reduction

Cash Flow Considerations

- Entering Q2'24 with strong operations across the board
- ~ $40mm - $70mm RINs non-cash
- MRL expected to be cash flow positive at today's trough industry conditions
- Significant capital expenditures investments to stand up MRL complete
- Forecasting total capital expenditures of ~ $110 million to $140 million in 2024

Debt Reduction Levers

- Cash flow from operations
  - Supported by greater than mid-cycle margins in specialties
  - Commission year completed at MRL
- Monetization of MRL

Deleveraging Path

	Restricted Group	Unrestricted Group
Total Debt	~ $1.4bn	~ $500mm
Steady state Adj. EBITDA	$250mm-$300mm	~$250mm
Leverage Target	~ $800mm	~$500mm

© 2024 Calumet Specialty Products Partners, L.P.

31

click to e Closing Remarks

Specialties Advantage Unrivaled passion for customers Best-in-class breadth and depth of product slate Decades of innovation, approvals, and know-how Irreplicable asset base built on unique combination of scale, integration, and flexibility All underpin consistent margin growth and strong cash flows © 2024 Calumet Specialty Products Partners, L.P. 33

MRL – An Advantaged SAF & RD Business

	"Normal" Regime (MRL Guidance)	Current	End of Year
Industry Soy Index Margin	$2.00 / Gal	Industry Index	Industry Index
	−	−	−
Op Costs, SGA, Logistics, Feedstock Diff to Soy, Supply Chain Lag, & Co-Product Credits	$.65 / Gal	~ $.85 / Gal →	~$.70 / Gal
	=	=	=
EBITDA	$1.35 / Gal	Industry Index less ~ $.85/Gal	Industry Index less ~ $.70/Gal

© 2024 Calumet Specialty Products Partners, L.P.

34

Near-Term Strategy & Events ï,§ Demonstrate Montana Renewables competitive advantage through a clean Q2’24 ï,§ Capture DOE loan and launch MaxSAF expansion projectï,§ Execute conversion of Calumet to C-Corp and broaden Calumet’s investor base ï,§ Deleverage through cash flow generation and potential MRL monetizationï,§ Drive shareholder value through above actions © 2024 Calumet Specialty Products Partners, L.P. 35 click to e Appendix

Reconciliation of Net Income (Loss) to Adjusted EBITDA ($ in millions) 1Q 2022 2Q 2022 3Q 2022 4Q 2022 1Q 2023 2Q 2023 3Q 2023 4Q 2023 Net income (loss) $(95.5) $(15.3) $14.6 $(77.1) $18.6 $(22.3) $99.8 $(48.0) Add: Depreciation and amortization 30.2 30.3 30.2 30.7 37.2 42.9 43.6 59.3 LCM / LIFO (gain) loss (6.0) (1.2) (0.5) 14.3 19.7 (5.8) (4.5) 26.2 Interest expense 51.6 42.6 41.8 39.9 49.2 55.8 58.7 58.0 Debt extinguishment costs 1.0 — 40.4 — — 5.2 0.3 0.4 Unrealized (gain) loss on derivatives 22.1 53.5 (28.1) (1.6) (41.0) (14.1) 36.3 (14.2) RINs mark to market (gain) loss 9.4 68.7 14.3 23.3 (46.1) 3.6 (173.4) (74.3) (Gain) loss on impairment and disposal of assets — — (0.2) 0.9 — — — 3.5 Other non-recurring (income) expenses 2.8 — (0.2) 13.0 29.5 3.5 2.5 25.4 Equity-based compensation and other items 7.0 (3.4) 13.0 17.8 9.0 (1.8) 13.8 (0.8) Income tax expense 0.7 0.6 1.5 0.6 0.5 0.4 0.5 0.2 Noncontrolling interest adjustments — — 0.2 2.1 0.7 0.7 (2.2) 4.0 Adjusted EBITDA $23.3 $175.8 $127.0 $63.9 $77.3 $68.1 $75.4 $39.7 © 2024 Calumet Specialty Products Partners, L.P. 37

Capital Structure Overview

($ in millions)	Actual 03/31/22	Actual 06/30/22	Actual 09/30/22	Actual 12/31/22	Actual 03/31/23	Actual 06/30/23	Actual 09/30/23	Actual 12/31/23
Unrestricted Cash	$ 10.7	$ 27.5	$ 50.5	$ 35.2	$ 11.2	$ 36.0	$ 13.7	$ 7.9
ABL Revolver Borrowings	$ 11.0	$ —	$ 87.0	$ 104.0	$ 226.0	$ 87.8	$ 71.1	$ 136.7
7.75% Senior Notes due 2023	—	—	—	—	—	—	—	—
9.25% Senior Secured First Lien Notes due 2024	200.0	200.0	200.0	200.0	200.0	179.0	179.0	179.0
11.00% Senior Notes due 2025	550.0	550.0	513.5	513.5	513.5	413.5	413.5	413.5
8.125% Senior Notes due 2027	325.0	325.0	325.0	325.0	325.0	325.0	325.0	325.0
9.75% Senior Notes due 2028	—	—	—	—	—	325.0	325.0	325.0
MRL credit facility	306.3	315.6	—	—	—	—	—	—
MRL revolving credit agreement	—	—	—	—	18.7	18.5	—	13.0
MRL term loan credit agreement	—	—	—	—	—	74.8	74.6	74.4
Shreveport terminal asset financing arrangement	62.7	61.5	59.3	58.2	56.3	54.5	52.7	50.8
MRL asset financing arrangements	13.9	16.7	278.9	370.1	388.1	385.1	388.0	384.6
Finance lease obligations	3.7	3.5	3.3	3.4	3.2	3.2	3.0	3.0
Other	—	—	—	—	—	—	—	—
Total Debt	$ 1,472.6	$ 1,472.3	$ 1,467.0	$ 1,574.2	$ 1,730.8	$ 1,866.4	$ 1,831.9	$ 1,905.0
Less Non-Recourse Debt	320.2	332.3	278.9	370.1	406.8	478.4	462.6	472.0
Total Recourse Debt	$ 1,152.4	$ 1,140.0	$ 1,188.1	$ 1,204.1	$ 1,324.0	$ 1,388.0	$ 1,369.3	$ 1,433.0
Net Recourse Debt	$ 1,141.7	$ 1,112.5	$ 1,137.6	$ 1,168.9	$ 1,312.8	$ 1,352.0	$ 1,355.6	$ 1,425.1
Partners' Capital (Deficit)	$ (463.8)	$ (477.6)	$ (465.4)	$ (533.3)	$ (523.5)	$ (543.4)	$ (443.6)	$ (490.3)
Total Capitalization	$ 1,008.8	$ 994.7	$ 1,001.6	$ 1,040.9	$ 1,207.3	$ 1,323.0	$ 1,388.3	$ 1,414.7
LTM Adjusted EBITDA	$ 139.0	$ 282.5	$ 350.7	$ 390.0	$ 444.0	$ 336.3	$ 284.7	$ 260.5
Net Recourse Debt / LTM Adjusted EBITDA	8.2x	3.9x	3.2x	3.0x	3.0x	4.0x	4.8x	5.5x

© 2024 Calumet Specialty Products Partners, L.P.

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